SECURITIE
15026715

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2014 (MM/DD/YY) AND ENDING 01/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERTS & RYAN INV. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 KAREN WAY
(No. and Street)

TIBURON (City) CA (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL W. ROBERTS 415-601-6417 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc, as of 4/14/15, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel W Roberts
Signature

president
Title

A McKenzie Barber
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 16 day of April, 2015, by
(1) Daniel Roberts
(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

A. MCKENZIE-BARBER
Commission # 1949938
Notary Public - California
Marin County
My Comm. Expires Aug 27, 2015

Signature AMKenzie-Barber
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________

Roberts & Ryan Investments Inc

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended January 31, 2015
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

January 31, 2015

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Roberts & Ryan Investments Inc
57 Post Street
San Francisco, CA 94104

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Roberts & Ryan Investments Inc as of January 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Roberts & Ryan Investments Inc management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts & Ryan Investments Inc as of January 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Roberts & Ryan Investments Inc financial statements. Supplemental Information is the responsibility of Roberts & Ryan Investments Inc's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation

to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
April 14, 2015

Roberts & Ryan Investments Inc
BALANCE SHEET
As of January 31, 2015

ASSETS

CURRENT ASSETS		
Cash In Bank	$	137,023.81
Accounts Receivable		3,859.12
Total Current Assets		140,882.93
PROPERTY AND EQUIPMENT		
Equipment		61,585.00
Less: Accumulated Depreciation		(60,639.25)
Net Property and Equipment		945.75
TOTAL ASSETS	$	141,828.68

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
BALANCE SHEET
As of January 31, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY	
Capital Stock,no par value, 1,000,000 share authorized, 600,000 shares issued and outstanding	70,000.00
Paid in Excess	3,850.00
Retained Earnings	67,978.68
Total Stockholders' Equity	141,828.68
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 141,828.68

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF INCOME

		12 Months Ended January 31, 2015
Revenues		
Commissions Earned	$	18,603.08
Other Income		3,485.93
Miscellaneous Income		15,761.96
Total Revenues		37,850.97
Operating Expenses		
Employee compensation and benefits		218,340.38
Floor brokerage, exchange, and clearan		1,343.35
Communications and data processing		2,912.69
Occpancy		4,777.87
Other expenses		23,518.68
Total Operating Expenses		250,892.97
Operating Income (Loss)		(213,042.00)
Net Income (Loss)	$	(213,042.00)

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF RETAINED EARNINGS

		12 Months Ended January 31, 2015
Beginning of Period	$	287,038.30
Plus: Net Income	$	(213,042.00)
Plus: Prior Period Adjustment	$	(6,017.62)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	67,978.68

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (213,042.00)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(6,017.62)
Depreciation and Amortization	(378.30)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	83,360.18
Accounts Receivable	(2,487.79)
Other	800.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(17,620.28)
Accrued Liabilities	0.00
Total Adjustments	57,656.19
Net Cash Provided By (Used In) Operating Activities	(155,385.81)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(155,385.81)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	292,409.62
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 137,023.81

The footnotes are an integral part of the financial statements.

ROBERTS AND RYAN INVESTMENTS INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2015

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at February 1, 2014	60,000	$ 70,000	60,000	$ 3,850	-	$ -	$ 287,038	$ 360,888
Net Income	-	-	-	-	-	-	(213,042)	(213,042)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(6,018)	(6,018)
Balance at January 31, 2015	$ 60,000	$ 70,000	$ 60,000	$ 3,850	$ -	$ -	$ 67,979	$ 141,829

The footnotes are an integral part of the financial statements.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Roberts and Ryan Investments Inc. (the Company) was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts & Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st.

Description of Business

The Company, located in San Francisco, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for "all customer transactions cleared through another broker dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2015

Capitalization

Equipment and furniture are stated at cost. Repairs and maintenance to these are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 t0 7 years using the straight-line method.

Income taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state laws.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in the following areas: first, broker or dealer retailing corporate securities over the counter; second, broker or dealer retailing corporate debt securities; third, mutual fund retailer over the counter; fourth, U.S. government securities dealer or broker; fifth, municipal securities dealer or broker; sixth, broker or dealer selling variable life insurance life or annuities; seventh, put and call broker or dealer; eight, trading securities for own account; ninth, underwriting or selling group participant for municipal securities; and finally, selling group participant for corporate securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to its Clearing broker.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At January 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		57,802
Leasehold improvements	10 years		3,783
			61,585
Less – accumulated depreciation			(60,639)
Total		$	946

NOTE F – PENSION PLAN

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2015.

NOTE G –RENT

The amount of rent paid during the year ended January 31, 2015 was $4,777.87.

NOTE H- PRIOR PERIOD ADJUSTMENTS

Prior period adjustments of ($6,017.62) were made to correct errors in past years. The corrections did not affect current year operations.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 14, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2015

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 141,829.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	946.00	
Accounts receivable – other	3,859.00	(4,805.00)
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 137,024.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.25
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 37,024.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2015	$ 137,048.00
Adjustments:	
Change in Equity (Adjustments)	(24.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	137,024.00
Reconciled Difference	$ (0.00)

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended January 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

April 14, 2015

Board of Directors
Roberts & Ryan Investments Inc.
57 Post Street
Suite 614
San Francisco, CA 94104-5023

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Roberts & Ryan Investments Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Roberts & Ryan Investments Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Roberts & Ryan Investments Inc. stated that Roberts & Ryan Investments Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Roberts & Ryan Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roberts & Ryan Investments Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

April 14, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE January 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Roberts & Ryan Investments Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of February 1, 2014 through January 31, 2015. Roberts & Ryan Investments Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS). Roberts & Ryan Investments Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Daniel W. Roberts, the president of Roberts & Ryan Investments Inc., has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2015.

Daniel W. Roberts has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Roberts & Ryan Investments Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415-601-6417.

Very truly yours,

Roberts & Ryan Investments Inc.
By: Daniel W Roberts

Daniel W. Roberts
President